SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 13 June 2013

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                                                                                                             13 June 2013

BT SIMPLIFIES FINANCIAL AND OPERATIONAL DISCLOSURE

In order to simplify the disclosure of its financial and operational performance, BT Group has today announced changes to the future measurement and presentation of key performance indicators (KPIs) and line of business financial information. Below we explain those changes and provide restated information for the years ended 31 March 2013 and 31 March 2012 prepared on a consistent basis.

We are making a number of changes that simplify our internal trading and more closely align our line of business financial results and our regulatory accounts. For example, BT Wholesale's results now reflect only revenue generated externally. We are also adjusting the disclosure of our lines of business to reflect customer account moves and to better reflect their commercial activity. In order to present historical information on a consistent basis, we have revised comparative information for the years ended 31 March 2013 and 31 March 2012 for a number of items that impact the financial results of individual lines of business, but have no impact on the total group results.

To simplify our reporting, we will also no longer separately report other operating income. We have re-presented items previously reported as other operating income as either revenue or a reduction in operating costs (as appropriate). Other operating income before specific items was £392m in the year ended 31 March 2013 (2011/12: £387m). This change increases group revenue by £86m for the year ended 31 March 2013 (2011/12: £90m) and reduces operating costs by £306m (2011/12: £297m). There is no impact on the group's EBITDA or net profit.

Finally, IAS 19 Employee Benefits (Revised) came into effect from 1 April 2013 and we have restated comparative figures to reflect the position had it applied in those years. In the year ended 31 March 2013, this has increased operating costs by £38m and has reduced net finance income on pensions (treated as a specific item) by £148m (2011/12: £295m), resulting in an overall reduction of £38m in EBITDA (2011/12: £30m) and adjusted profit before tax. Reported profit before tax and reported profit after tax, which are after the impact of specific items, are reduced by £186m (2011/12: £325m) and £143m (2011/12: £247m), respectively.  There is no impact on the group's free cash flow.

The financial impact for the years ended 31 March 2013 and 31 March 2012 is outlined below, and the updated KPI document is available at www.btplc.com/results

Results for the first quarter to 30 June 2013 (which are expected to be announced on Thursday 25 July 2013) will be presented on this revised basis.

Enquiries
Press office:
Ross Cook                                                      Tel: 020 7356 5369

Investor relations:
Damien Maltarp                                               Tel: 020 7356 4909

About BT

BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries.  Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services.  BT consists principally of four lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach.
In the year ended 31 March 2013, BT Group's revenue was £18,017m with profit before taxation of £2,501m.
British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group.  BT Group plc is listed on stock exchanges in London and New York.
For more information, visit www.btplc.com

Appendix - impact of restatements on 2012/131

£m	As reported - 2012/13					Adjustments					Restated - 2012/13
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
BT Global Services
Revenue	1,730	1,757	1,746	1,933	7,166	1	-	2	1	4	1,731	1,757	1,748	1,934	7,170
EBITDA	119	130	163	214	626	52	52	52	50	206	171	182	215	264	832
Operating profit	(36)	(23)	7	55	3	51	53	51	49	204	15	30	58	104	207
Free cash flow	(315)	(171)	88	404	6	52	52	52	50	206	(263)	(119)	140	454	212

BT Retail
Revenue	1,776	1,791	1,793	1,868	7,228	18	17	17	19	71	1,794	1,808	1,810	1,887	7,299
EBITDA	476	474	474	511	1,935	17	21	26	26	90	493	495	500	537	2,025
Operating profit	381	376	375	413	1,545	(11)	(7)	(3)	4	(17)	370	369	372	417	1,528
Free cash flow	247	317	450	494	1,508	1	17	21	29	68	248	334	471	523	1,576

BT Wholesale
Revenue	923	861	890	914	3,588	(245)	(245)	(245)	(245)	(980)	678	616	645	669	2,608
EBITDA	300	280	289	299	1,168	(137)	(137)	(136)	(138)	(548)	163	143	153	161	620
Operating profit	152	133	140	150	575	(53)	(52)	(51)	(53)	(209)	99	81	89	97	366
Free cash flow	129	200	251	316	896	(137)	(137)	(136)	(138)	(548)	(8)	63	115	178	348

Openreach
Revenue	1,257	1,269	1,274	1,267	5,067	13	14	12	9	48	1,270	1,283	1,286	1,276	5,115
EBITDA	553	582	579	600	2,314	80	82	83	83	328	633	664	662	683	2,642
Operating profit	309	339	335	359	1,342	(34)	(32)	(31)	(31)	(128)	275	307	304	328	1,214
Free cash flow	209	246	365	327	1,147	80	82	83	83	328	289	328	448	410	1,475

Other
Revenue	16	11	13	21	61	1	7	8	20	36	17	18	21	41	97
EBITDA	15	31	43	49	138	(23)	(27)	(34)	(30)	(114)	(8)	4	9	19	24
Operating profit	(66)	(50)	(15)	4	(127)	36	29	25	22	112	(30)	(21)	10	26	(15)
Free cash flow	(394)	(276)	(347)	(240)	(1,257)	4	(14)	(20)	(24)	(54)	(390)	(290)	(367)	(264)	(1,311)

Intra-group items
Revenue	(1,218)	(1,215)	(1,206)	(1,218)	(4,857)	232	226	223	226	907	(986)	(989)	(983)	(992)	(3,950)

TOTAL
Revenue	4,484	4,474	4,510	4,785	18,253	20	19	17	30	86	4,504	4,493	4,527	4,815	18,339
EBITDA	1,463	1,497	1,548	1,673	6,181	(11)	(9)	(9)	(9)	(38)	1,452	1,488	1,539	1,664	6,143
Operating profit	740	775	842	981	3,338	(11)	(9)	(9)	(9)	(38)	729	766	833	972	3,300
Free cash flow	(124)	316	807	1,301	2,300	-	-	-	-	-	(124)	316	807	1,301	2,300

1 Before specific items. Free cash flow is before purchases of telecommunications licences, pension deficit payments and the cash tax benefit of pension deficit payments

Appendix - impact of restatements on 2011/121

£m	As reported - 2011/12					Adjustments					Restated - 2011/12
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
BT Global Services
Revenue	1,905	2,014	1,894	1,996	7,809	1	1	1	-	3	1,906	2,015	1,895	1,996	7,812
EBITDA	138	159	144	186	627	51	51	52	54	208	189	210	196	240	835
Operating profit	(37)	(31)	(25)	8	(85)	53	55	54	57	219	16	24	29	65	134
Free cash flow	(60)	(55)	134	164	183	51	51	52	54	208	(9)	(4)	186	218	391

BT Retail
Revenue	1,830	1,853	1,849	1,861	7,393	22	19	19	19	79	1,852	1,872	1,868	1,880	7,472
EBITDA	446	445	453	486	1,830	25	27	30	25	107	471	472	483	511	1,937
Operating profit	344	343	352	381	1,420	3	5	7	(2)	13	347	348	359	379	1,433
Free cash flow	294	344	284	440	1,362	16	26	21	28	91	310	370	305	468	1,453

BT Wholesale
Revenue	1,004	982	979	958	3,923	(245)	(245)	(245)	(245)	(980)	759	737	734	713	2,943
EBITDA	307	305	303	293	1,208	(135)	(134)	(135)	(137)	(541)	172	171	168	156	667
Operating profit	155	156	154	139	604	(49)	(47)	(49)	(51)	(196)	106	109	105	88	408
Free cash flow	119	222	145	314	800	(135)	(134)	(135)	(137)	(541)	(16)	88	10	177	259

Openreach
Revenue	1,255	1,280	1,300	1,301	5,136	14	14	13	10	51	1,269	1,294	1,313	1,311	5,187
EBITDA	538	567	591	603	2,299	79	81	81	78	319	617	648	672	681	2,618
Operating profit	306	335	355	364	1,360	(40)	(39)	(37)	(42)	(158)	266	296	318	322	1,202
Free cash flow	177	350	304	364	1,195	79	81	81	78	319	256	431	385	442	1,514

Other
Revenue	10	10	13	17	50	2	2	4	2	10	12	12	17	19	60
EBITDA	7	19	33	41	100	(28)	(32)	(36)	(27)	(123)	(21)	(13)	(3)	14	(23)
Operating profit	(71)	(61)	(46)	(29)	(207)	25	19	17	31	92	(46)	(42)	(29)	2	(115)
Free cash flow	(329)	(298)	(233)	(373)	(1,233)	(11)	(24)	(19)	(23)	(77)	(340)	(322)	(252)	(396)	(1,310)

Intra-group items
Revenue	(1,240)	(1,245)	(1,261)	(1,258)	(5,004)	230	232	230	235	927	(1,010)	(1,013)	(1,031)	(1,023)	(4,077)

TOTAL
Revenue	4,764	4,894	4,774	4,875	19,307	24	23	22	21	90	4,788	4,917	4,796	4,896	19,397
EBITDA	1,436	1,495	1,524	1,609	6,064	(8)	(7)	(8)	(7)	(30)	1,428	1,488	1,516	1,602	6,034
Operating profit	697	742	790	863	3,092	(8)	(7)	(8)	(7)	(30)	689	735	782	856	3,062
Free cash flow	201	563	634	909	2,307	-	-	-	-	-	201	563	634	909	2,307

1 Before specific items. Free cash flow is before purchases of telecommunications licences, pension deficit payments and the cash tax benefit of pension deficit payments

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 13 June 2013